Exhibit 99.95

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE MONTHS ENDED AUGUST 31, 2011

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”) for the three months ended August 31, 2011 (“first quarter 2012”) and its financial position as at August 31, 2011. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2011. The comparative reporting period is the three months ended August 31, 2010 (“first quarter 2011”).

Grandview’s financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”). It is the first time that the Company’s financial statements are prepared in accordance with IFRS and the Company previously prepared its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The disclosures required by the provisions of IFRS 1, “First-time adoption of International Financial Reporting Standards” ("IFRS 1"), have been applied and the impact of the transition from Canadian GAAP to IFRS is explained in Note 15 to the unaudited condensed interim consolidated financial statements for the first quarter 2012.

The unaudited condensed interim consolidated financial statements for the first quarter 2012 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and they do not accordingly include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and should be read in conjunction with the consolidated financial statements of the Company for the year ended May 31, 2011.

Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on November 14, 2011.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals and is currently active in the province of Ontario, Canada and in Peru.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Activities during first quarter 2012

During the first quarter 2012 the Company continued with its diamond drill program at its Dixie Lake project in Red Lake, Ontario. The Company has completed the drilling phase of the program and are currently awaiting results. In total, 9 holes were drilled for approximately 2,100 meters of core. The objectives of the program are to confirm historic intercepts, define additional mineralization and to allow Grandview to bring to NI 43-101 standard the historic resource at the 88-4 and 88-4 West Zones. Once all data is received the Company will undertake a study of past drill results, current information and will work towards creating new geological and resource models.

The Company continued to pursue additional opportunities within Peru, South America and Canada that meet our corporate objective of identifying small-scale, high-grade development opportunities.

Properties and Projects

The Company focused its fieldwork and exploration activities on the Red Lake Property during the first quarter 2012 and incurred $413,713 in deferred mineral property expenditures, predominantly at the Red Lake property.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion Realzada S.A.C., has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

In June 2011 the Company suspended expenditures until the local community is able to deliver key surface access rights to allow the Company to carry out advanced exploration and development plans on the Giulianita property. The Company will continue to monitor developments in the region and will access its position over the coming months.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). During the previous quarter Fronteer Gold Corp. accepted additional expenditures that increased the Companies holding in the Dixie Lake property to 67% from the previous 64% level.

April 28, 2010 Grandview acquired the final 40% interest and now has a 100% interest in ten (10) unpatented mining claims, located in Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”) and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% as part of an overall property position.

Results of Operations

First quarter 2012

Grandview incurred a net loss of $82,313 for the first quarter 2012, compared with $84,258 for the first quarter 2011. Cash flows used in operating activities for the first quarter 2012 of $145,666 compares with $108,595 for the first quarter 2011, predominantly attributable to an increase in GST receivable during the first quarter 2012.

The general and administration expenses for the first quarters 2012 and 2011 respectively are reflected in Note 14 to the unaudited condensed interim consolidated financial statements for the first quarter 2012 and are reasonably consistent over the comparative periods.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	First Quarter (IFRS) Aug. 31, 2011	Fourth Quarter (IFRS) May. 31, 2011	Third Quarter (IFRS) Feb. 28, 2011	Second Quarter (IFRS) Nov. 30, 2010
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	82,397	140,298	98,636	88,330
Net loss	(82,313)	(138,222)	(98,460)	(87,967)
Net loss per share	(0.00)	(0.01)	(0.00)	(0.00)
Cash flows provided by / (used in) operating activities	(145,666)	(43,346)	(121,087)	(140,233)
Cash and cash equivalents & short-term investments, end of period	643,649	1,202,965	1,327,653	993,568
Assets	5,772,786	5,865,572	5,856,855	5,442,629

	First Quarter (IFRS) Aug. 31, 2010	Fourth Quarter (IFRS) May 31, 2010	Third Quarter (IFRS) Feb. 28, 2010	Second Quarter (IFRS) Nov. 30, 2009
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	84,321	135,455	176,465	107,809
Net income (loss)	(84,258)	(106,941)	(202,743)	(107,679)
Net income (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)
Cash flows provided by / (used in) operating activities	(108,595)	(76,904)	(373,500)	119,243
Cash and cash equivalents & short-term investments, end of period	1,251,189	1,457,861	1,754,330	232,744
Assets	5,565,995	5,660,623	5,698,180	4,093,313

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on August 31, 2011 was $659,052 compared with $1,155,078 on May 31, 2011. The cash and short-term investment balance on May 31, 2011 was $618,300 and $25,349 respectively, compared with cash and short-term investments on May 31, 2011 of $1,177,679 and $25,286 respectively.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at November 14, 2011 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of shares. As of August 31, 2011 and November 14, 2011, the Company had outstanding 81,163,032 common shares, 31,304,996 warrants and 5,250,000 stock options.

RELATED PARTY TRANSACTIONS

For the first quarter 2012, $33,125 (first quarter 2012: $37,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $25,125 (first quarter 2012: $18,750) capitalized to mining interests. Included in accounts payable as at August 31, 2011 is $Nil (August 31, 2010: $Nil) in relation to consulting services rendered.

For the first quarter 2012, $9,000 (first quarter 2011: $9,000) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial officer. Included in accounts payable as at August 31, 2011 is $13,560 (August 31, 2010: $Nil) in relation to consulting services rendered.

In 2007, the Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO in 2009 and 2010.

Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

These transactions were in the normal course of operations and were measured at fair value.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates. The unaudited condensed consolidated interim financial statements for the first quarter 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Recoverability of Mining Interests

When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. No impairment indicators of nonfinancial assets have been noted for the first quarter 2012, first quarter 2011 or for the year ended May 31, 2011.

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stockbased compensation in the statement of operations based on estimates of forfeiture and expected lives of the underlying stock options. For the first quarter 2012 the Company recognized $Nil stockbased compensation expense (first quarter 2011: $Nil).

Critical Accounting Judgements

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

New Accounting Standards and Interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 9 on the financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting or proportionate consolidation; these entities must now use the equity method. Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Significant Accounting Policies

Please refer to Note 2 to the Company’s unaudited condensed interim consolidated financials statements for a full discussion of its significant accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial Assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs.

Financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' ("FVTPL") and ‘loans and receivables‘. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial Liabilities

Financial liabilities are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition.

De-recognition of Financial Liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire. The Company’s financial instruments consist of the following:

Financial Assets:	Classification:

Cash and cash equivalents	Loans and receivables
Short term investments	FVTPL
Sundry receivable	Loans and receivables
Reclamation bond	Loans and receivables

Financial Liabilities:	Classification:

Accounts payable and other liabilities	Other financial liabilities

Financial Instruments Recorded at Fair Value:

Financial instruments recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the design and effectiveness of the Company's disclosure controls and procedures and assessed the design and effectiveness of the Company's internal controls over financial reporting as of August 31, 2011, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of August 31, 2011, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the first quarter 2012 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

OUTLOOK

The Company has temporarily ceased funding its Giulianita project in Peru; however negotiations continue with local stakeholders to acquire surface access rights that would allow mining and processing. The Company has also approached small-scale producers in Peru to advance the discussions in this regard.

The Company is currently completing the modeling of the results from the diamond drilling program and modeling at the Dixie Lake project, Red Lake, Ontario. The company plans to execute a 2,200 m drill program to confirm and update a historical resource to a 43-101 standard. As part of the exploration program a 3-D geological model and resource model has been updated and drill targets have been identified. The Company plans to execute this program and complete a new resource model during late 2011.

The Company continues to identify and evaluate high grade, near term production projects within Canada, Peru and South America in general.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

For a comprehensive overview of the risks to which the Company is or may be exposed, please refer the Company’s Annual Information Form as at May 31, 2011, Item 3.2 “Risk Factors”.

COMMITMENTS AND CONTINGENCIES

The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

The Company is committed to spend $605,000 raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by on or before December 31, 2011.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the unaudited interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the audited consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.